July 14, 2009

Mail Stop 4561

Mrs. Elizabeth E. Hance
President and Chief Executive Officer
Magyar Bancorp, Inc.
400 Somerset Street
New Brunswick, New Jersey 08901

Re: **Magyar Bancorp, Inc.**
       Form 10-KSB for Fiscal Year Ended September 30, 2008
       Filed December 29, 2008
       Form 10-KSB/A for Fiscal Year Ended September 30, 2008
       Filed January 7, 2009
       Forms 10-Q for Fiscal Quarters Ended December 31, 2008 and
       March 31, 2009
       File Number: 000-51726

Dear Mrs. Hance:

We have reviewed your response to our comment letter dated May 28, 2009 and have the
following comments.

Form 10-KSB/A, filed January 7, 2009

Item 8A. Controls and Procedures

1.   We note that in your amended 10-KSB your management has again concluded
       that disclosure controls and procedures were effective as of the end of the fiscal
       year. In our letter dated May 28, 2009, we asked you to consider whether
       management's failure to provide its report on internal control over financial
       reporting impacts its conclusion regarding the effectiveness of your disclosure
       controls and procedures as of the end of the fiscal year. Please further amend the

10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

Form 10-Q, filed May 13, 2009

Note G – Fair Value Measurements, page 10

2.   We note your response to comment three from our letter dated May 28, 2009. Specifically, you state that impaired loans are generally re-evaluated with an updated appraisal within one year of the last appraisal. Please tell us in further detail the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal. Additionally, please provide us with a detail of your five largest impaired construction loans as of March 31, 2009, which includes discussion of the following:

- when the loan was originated;
- the allowance for loan losses associated with the loan, as applicable;
- when the loan became impaired;
- the underlying collateral supporting the loan;
- the last appraisal obtained for the loan, as applicable; and
- any other pertinent information deemed necessary to understand your review of the loan and related accounting subsequent to the receipt of your last appraisal and through the date of your response.

3.   As a related matter, you state in your response to comment three from our letter dated May 28, 2009 that you monitor construction loans with interest reserves. Please tell us and consider revising future filings beginning with your Form 10-Q for the period ended June 30, 2009 to disclose the following:

- the amount of such loans and the accompanying interest reserves as of June 30, 2009 and the three previous quarter ends;
- how you monitor such projects throughout their lives to make sure the properties are moving along as planned such that it is appropriate to continue to capitalize the interest to the loan;
- whether you have ever extended, renewed or restructured terms of the related loans, and the reasons for the changes;
- describe your underwriting process for loans with interest reserves, and any specific differences in how your underwrite loans with interest reserves and loans that do not have interest reserves; and
- whether any of your loans with interest reserves are currently non-performing.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3492, if you have questions regarding these comments.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant